                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 16)*

                               J2 COMMUNICATIONS
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   466254208
                                (CUSIP Number)

                            JOHN C. KIRKLAND, ESQ.
                            Greenberg Traurig, LLP
                       2450 Colorado Avenue, Suite 400E
                        Santa Monica, California 90404
                                (310) 586-7700
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 30, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     DANIEL S. LAIKIN
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    167,250
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    167,250
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     167,250
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.12%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     PAUL SKJODT
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    141,050
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    141,050
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     141,050
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.22%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     SAMERIAN, LLP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    20,000
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    20,000
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,000
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.45%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     TIMOTHY S. DURHAM
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    65,900
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    65,900
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     65,900
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.78%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     DIAMOND INVESTMENTS, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    89,599
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    89,599
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     89,599
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.49%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     DW LEASING COMPANY, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    17,350
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    17,350
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     17,350
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.26%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     CHRISTOPHER R. WILLIAMS
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    129,900
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    129,900
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     129,900
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.41%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     HELEN C. WILLIAMS
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    60,200
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    60,200
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     60,200
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.36%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 16)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     JUDY B. LAIKIN
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [X]
                     (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)               [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF        7.   SOLE VOTING POWER
    SHARES                    26,000
                    ------------------------------------------------------------
  BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY                   0
                    ------------------------------------------------------------
 EACH REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                    26,000
                    ------------------------------------------------------------
     WITH           10.  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,000
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.88%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin, and Paul Skjodt relating to the common shares, no par value (the "Shares"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999,
November 22, 1999, July 20, 2000, July 25, 2000, August 11, 2000, March 6, 2001,
April 2, 2001, November 19, 2001, November 21 and December 17, 2001, is hereby amended to furnish and restate the information set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION

     Registrants, the Issuer and James P. Jimirro, the President of the Issuer, have entered into a non-binding letter of intent, attached herewith. Under the terms of the contemplated agreement, (i) the Registrants will purchase $3 million of Series B Convertible Preferred Stock from the Issuer, (ii) Timothy S. Durham and Skjodt will join the Issuer's board of directors (the "Board"), (iii) Gary Cowan and John De Simio will resign from the Board, and (iv) Laikin will become Chief Operating Officer. In addition, current directors Laikin, Jimirro, Bruce Vann and James Fellows will remain on the Board, and Jimirro will continue to serve as Chairman and Chief Executive Officer and retain all of his Shares. The agreement will resolve all of the pending litigation between the Issuer and the Registrants.

     The transaction is expected to close by within the next 60 days.
Completion of the transaction, which has been approved in principle by the Issuer's Board, is subject to final documentation and customary closing conditions. The Registrants and Jimirro have agreed in principle to approve the transaction by written consent prior to the closing. The Registrants and Jimirro are collectively holders of approximately 74% of the Issuer's outstanding common shares.

     Registrants continue to aggressively investigate, consider and pursue other options in the event that the transactions contemplated by the letter of intent are not consummated, which may include seeking to file additional litigation, elect new directors, change control of the Issuer, or take other action the Registrants, or any of them, determine to be appropriate.

     Depending on the market price of the Shares and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise or may seek to acquire Shares from the Issuer, at prices which Registrants may determine to be appropriate. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrants may determine to be appropriate.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1  Letter of Intent.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2002


/s/ Daniel S. Laikin
--------------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
--------------------------------------------
By:  Paul Skjodt
Its: Managing Member


/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:  Timothy S. Durham
Its: Managing Member


DW LEASING COMPANY, LLC

/s/ Terry Whitesell
--------------------------------------------
By:  Terry Whitesell
Its: Managing Member


/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS

/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN